October 15, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ITC^DeltaCom, Inc. (the “Company”) Registration Statement on Form S-1 Filed August 31, 2007 File No. 333-145818

Form 10-K for the fiscal year ended December 31, 2006 Filed March 29, 2007

Form 10-Q for the quarter ended June 30, 2007 File No. 1-8497

Ladies and Gentlemen:

ITC^DeltaCom, Inc. (the “Company”) hereby submits its supplemental responses to the Commission staff’s comments on the reviewed filings contained in the staff’s letter to the Company dated September 28, 2007. Pursuant to counsel’s discussion with the staff on October 2, 2007, the Company has not amended any of the reviewed filings in connection with this supplemental submission. As discussed with the staff, the Company will make any necessary amendments to its registration statement on Form S-1 after the staff has had an opportunity to review and comment on the proposed revisions and additions to the applicable Form S-1 disclosures as set forth by the Company in this letter. For the reasons set forth in this letter, and in light of the Company’s undertakings to include in its future filings disclosures requested by the staff, the Company does not believe that any amendment to the reviewed Form 10-K or the Form 10-Q is warranted.

The Company has responded to all of the staff’s comments. The Company’s responses to the staff’s comments are set forth below, with each response below numbered to correspond to the numbered comment in the staff’s letter.

Securities and Exchange Commission

October 15, 2007

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Form S-1 filed August 31, 2007

Dilution, page 27

1. Please revise to disclose the historical net tangible book value and per share book value as of June 30, 2007 in addition to your presentation of net tangible book value after the recapitalization transactions on July 31, 2007.

The Company will comply with this comment by adding the requested disclosure in the next pre-effective amendment (“Amendment No. 1”) to its registration statement on Form S-1 as originally filed (the “Form S-1”). In response to the staff’s comment, the Company proposes to amend the “Dilution” section by adding the following new sentence immediately before the last sentence of the first paragraph:

As of June 30, 2007, before giving effect to the recapitalization transactions described under “Recapitalization Transactions,” we had a net tangible book value of approximately $(92.8) million, or $(4.94) per share of our common stock.

Selected Historical Consolidated Financial Data, page 28

2. Your presentation of “cost of services (exclusive of items shown separately below)” results in reporting gross margin before depreciation and amortization. SAB Topic 11:B specifically states, “To avoid placing undue emphasis on cash flow, depreciation, depletion and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation.” Further we note your exclusion of depreciation and amortization, related to property and equipment directly attributed to the generation of revenue, from operating expenses. Revise the selected financial data and similar presentations elsewhere in the document to comply with SAB Topic 11:B. Further, please revise the Selected Financial Data on page 38 in the Form 10-K for the year ended December 31, 2006.

The Company will revise its presentation of the referenced financial data in Amendment No. 1 to comply with SAB Topic 11:B in the manner requested by the staff. The revised presentation will read as follows:

COSTS AND EXPENSES:

Cost of services and equipment, excluding depreciation and amortization

Selling, operations and administration expense

Depreciation and amortization

Restructuring and merger-related expenses

Asset impairment loss

Total operating expenses

OPERATING INCOME (LOSS)

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October 15, 2007

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In addition, the Company undertakes to include the revised presentation in its future filings containing disclosure of selected financial data.

The Company recognizes that the revised presentation requested by the staff represents a more concise approach to complying with SAB Topic 11:B than the presentation in selected financial data appearing on page 38 of the Company’s Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”). The Company believes, however, that its presentation in the 2006 Form 10-K is not misleading. For this reason, and because the revised presentation will appear in the amended Form S-1, which will be filed with the Commission and furnished to the Company’s stockholders in the rights offering, and in the Company’s future periodic reports and registration statements, the Company believes that amendment of the 2006 Form 10-K to include the same revised presentation is not warranted.

Capitalization, page 25

3. Please expand Note 1 on page 26 to clarify how you computed the amount of the beneficial conversion feature for the Series H convertible preferred stock. Provide us with a detailed analysis of the computation of the amount including how you determined the commitment date under EITF 98-5 as amended by EITF 00-27.

In response to the first part of the staff’s comment, the Company will expand Note 1 on page 26 to add the following disclosure clarifying how it computed the amount of the beneficial conversion feature for the Series H convertible preferred stock:

The beneficial conversion feature is calculated at its intrinsic value, which is the fair value of the common stock of $7.40 per share at July 16, 2007, which was the commitment date for the Series H preferred stock investment, less the effective conversion price of $3.03 per share, or $4.37 per share, multiplied by 13,604,455 shares; however, the amount of the beneficial conversion feature is limited to the $41.2 million of proceeds received from the Series H preferred stock sale.

In response to the staff’s request for a supplemental analysis of the basis for the disclosed computation, the Company notes that it determined the commitment date to be July 16, 2007, which was the date of execution of the Series H purchase agreement between the purchasers of the preferred stock and the Company. Upon execution, the agreement was binding upon the purchasers and the Company, was legally enforceable and included all terms related to the sale of the preferred stock, including the number of shares of preferred stock to be sold, the fixed price for the sale of the preferred stock, the agreement to conduct the rights offering registered on the Form S-1, and the requirement that any shares of preferred stock not redeemed from the proceeds of the rights offering be mandatorily and automatically converted into a fixed number of common shares at the earlier of the conclusion of the rights offering or January 31, 2008. The table below shows how the Company computed the amount of the beneficial conversion feature:

Securities and Exchange Commission

October 15, 2007

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Fair value per share of common stock at commitment date	$7.40
Effective conversion price per share	3.03
Intrinsic value of beneficial conversion feature	4.37
Convertible into common stock shares	13,604,455
Computed intrinsic value	$59,451,468
Discount assigned to beneficial conversion feature is limited to amount of proceeds from convertible preferred stock	$41,221,500

Determination of the subscription price, page 39

4. We note that you determined the $3.03 subscription price and the price per share of all stock transactions effected in connection with the recapitalization transaction based on a negotiated definitive commitment with Credit Suisse to purchase common stock at 3.03 per share. We also note that said stock purchase commitment was terminated after you entered into the Series H purchase agreement. Tell us why you believe it was appropriate to use the price per share of a commitment that never went thru rather than market value of your common stock at the date of the transaction.

Before fixing the terms of the recapitalization, the Company solicited proposals for the sale of the common stock from seven leading investment banking institutions. This process culminated in a negotiated firm commitment from Credit Suisse to purchase the common stock at a price of $3.03 per share. The Company considered that the negotiated, arms-length $3.03 per share price in the Credit Suisse commitment letter more accurately represented the common stock value for purposes of structuring the recapitalization transactions than the trading prices of the common stock. In the view of the Company and other recapitalization participants and their respective financial advisers, the reliability of the trading prices as an accurate indicator of value was undermined primarily by the common stock’s thin public float and light trading volume and the overhang effect of the various preferred stock and warrant issues that were eliminated in the recapitalization.

As disclosed in the Form S-1, the Credit Suisse commitment was terminated not because of any concern regarding the validity of the $3.03 value, but rather because the Company no longer required the cash proceeds to have been generated by that transaction once it had secured a purchase commitment for the Series H preferred stock. The $3.03 per share valuation represented the price at which the Company’s majority stockholder and other affiliated stockholders acquired shares in various of the recapitalization transactions described in the Form S-1. The purpose of the rights offering is to permit the Company’s minority stockholders to subscribe for shares of common stock at the same $3.03 per share valuation.

Securities and Exchange Commission

October 15, 2007

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Unaudited Pro Forma Financial Information, page 31

5. Refer to Notes (f) and (g) on page 35. We note that you will recognize a loss on extinguishment of debt of $105.7 million due to the excess of value of common stock exchanged based upon the closing trading price of $8.50 per share on July 30, 2007. Using the guidance in EITF 02-14, please tell us the consideration you gave to accounting for the debt restructuring as a troubled debt restructuring under SFAS 15 rather than as an extinguishment of debt. In this regard, Note (m) on page 36 discloses that your weighted average interest rate declined after the refinancing and recapitalization. This reduction in interest rate appears to be a concession by the lenders pursuant to the guidance in paragraph 19 of FAS 15.

The Company advises the staff that, using the guidance in EITF 02-4, “Determining Whether a Debtor’s Modification or Exchange of Debt Instruments Is within the Scope of FASB Statement No. 15,” the Company determined that its exchanges of debt instruments were not within the scope of SFAS No. 15. EITF 02-4 provides that if the creditor has not granted a concession to the debtor, the exchange is not within the scope of SFAS No. 15.

No creditor of the Company granted a concession to the Company with respect to interest rates or any other terms in connection with the debt recapitalization transactions. As disclosed on page 2 of the Form S-1, the Company undertook the recapitalization to reduce its outstanding debt, lower its cost of capital and simplify its balance sheet. At the time of the recapitalization, the Company was in full compliance with all of the covenants applicable to the indebtedness it refinanced or retired in connection with the recapitalization, and the Company believed it would have adequate liquidity to continue to service such indebtedness until the principal of such indebtedness matured in mid-2009. The Company initiated the recapitalization in 2007, among other reasons, in the expectation, which was realized, that it would be able to obtain more advantageous interest rates and covenants than in its existing indebtedness based on market conditions in the term loan market prevailing in 2007.

As discussed in the Form S-1, in the recapitalization transactions, the Company extinguished by payment in cash its total liability to its creditors under its first lien, senior secured notes due July 2009, its second lien secured credit facility due August 2009, $4.3 million principal amount of its third lien, senior secured notes due September 2009, its 10 1/2% senior unsecured notes due September 2007, its 10% unsecured notes, and $1.3 million of capital lease obligations. Except for $63,000 of capital leases which the Company chose to keep in place, the Company extinguished by payment through exchange of common stock all of its remaining debt, which consisted of $22.9 million principal amount of its third lien, senior secured notes due September 2009 to Welsh Carson securityholders and $28.8 million principal amount of its third lien, senior secured notes due September 2009.

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October 15, 2007

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As a result of these transactions, the Company was able to realize a reduction in the weighted average interest rate on its debt due to lower interest rates after the recapitalization closing. The Company was able to secure a market rate of interest of LIBOR plus 4% on its new $230 million first lien term loan facility due July 31, 2013, which was extended by unrelated financial institutions that were not lenders to the Company before the recapitalization. The new interest rate represented a reduction from the interest rate payable on the Company’s $236.2 million extinguished first lien, senior secured notes, which were held by investment funds managed by TCP, a non-controlling related party. The former rate was LIBOR plus 8% cash interest (with the amount, if any, in excess of 12% annually payable in kind at the Company’s option) plus .5% interest payable in kind.

Based on market pricing, the Company secured moderately more favorable interest rates on borrowings outstanding under its new $75 million second lien secured credit facility due July 31, 2014 from TCP-managed investment funds. The reduced interest rate reflected second lien pricing based on a risk premium above the first lien market rate due to the second lien priority position of such borrowings with respect to the collateral pool.

6. Since the WCAS and TCP debt holders were significant shareholders of the company, tell us why you don’t believe the debt exchange with them represent in essence a capital transaction in accordance with the guidance of footnote 1 of APB 26.

In evaluating the appropriate accounting treatment for the extinguishment of debt that was owed to related parties by exchange for common stock, the Company considered the guidance of footnote 1 of APB Opinion No. 26, “Early Extinguishment of Debt,” which provides that “extinguishment transactions between related enterprises may be in essence capital transactions,” as being indicative of the necessity to identify the most appropriate accounting treatment for the transactions based on the facts and circumstances of the transactions, rather than the relationship of the parties. Applying this guidance, the Company concluded that the appropriate accounting treatment for the extinguishment of debt owed to related parties by exchange for common stock was the recognition of a loss currently in income of the period of extinguishment. The Company based its conclusion principally on the following factors:

•

Such accounting treatment is required under the same facts and circumstances when the creditor is an unrelated party. In the recapitalization transactions, unrelated party creditors also exchanged for common stock debt with terms identical to the debt exchanged by the related-party creditors, resulting in the required recognition of loss on extinguishment of debt currently in income,

•

Similar accounting treatment is required to recognize a charge to net earnings to arrive at net earnings available to common shareholders as a result, in the recapitalization transactions, of the redemption and exchange of preferred stock held by the same related party for identical common stock, because the fair value of the common stock transferred to the holder of the preferred stock exceeded the carrying amount of the preferred stock in the Company’s balance sheet.

Securities and Exchange Commission

October 15, 2007

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•

The extinguishment of the third lien debt owed to investors managed by TCP, a non-controlling related party, included prepayment penalties for early extinguishment, which prepayment penalties were identical to the penalties under the terms of borrowings pursuant to the third lien debt owed to unrelated parties. Therefore, the prepayment penalties were required to be recognized as a loss.

Form 10-K – December 31, 2006

Management’s Discussion and Analysis, page 41

7. Please expand the discussion of liquidity on page 56 to address the status of your compliance with financial covenants as of December 31, 2006. Also, expand the discussion to include a detailed discussion of the defaults and how the defaults impacted your conclusion that the related debt should be classified as long-term as of December 31, 2006.

The Company does not understand the staff’s comment to address any deficiency in the Company’s discussion of liquidity on page 56 and the following pages in the 2006 Form 10-K that would require revision to ensure compliance with the requirements of Regulation S-K.

As disclosed in the Company’s reports filed before the 2006 Form 10-K, the Company incurred operating covenant defaults solely in the first quarter of 2005. The operating covenant defaults were eliminated as of March 29, 2005 as a result of the restructuring of the Company’s outstanding senior secured indebtedness on that date. The Company did not incur any covenant defaults, whether under operating or financial covenants, in any subsequent fiscal period. The Company was in full compliance with all of its operating and financial covenants as of the end of each fiscal quarter after the quarter ended March 31, 2005, beginning on June 30, 2005, through and including December 31, 2005, each fiscal quarter in 2006 and each fiscal quarter to date in fiscal year 2007. Accordingly, there existed no covenant defaults of any nature in any such fiscal period that could have required the Company to consider whether to reclassify any of its long-term debt as current liabilities as of December 31, 2006 in accordance with SFAS No. 78, Classification of Obligations that are Callable by a Creditor,” or otherwise.

The Company believes that its disclosure in the 2006 Form 10-K concerning the financial covenants in its debt agreements complies with the requirements of Item 302 of Regulation S-K and the Commission’s interpretive guidance regarding MD&A. In Release No. 34-48960, the Commission emphasized that registrants should provide disclosure concerning compliance with covenants contained in debt instruments if they are, or are likely to be, in breach of material covenants related to outstanding debt. In such

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circumstances, a registrant must disclose information about any such breach and analyze the impact of any such breach on its financial condition or operating performance. As noted above, the Company was not in breach of any of its financial or other covenants in any fiscal period that would have triggered the requirement to provide in the 2006 Form 10-K the types of disclosures identified in the Commission’s release. Nor, the staff is hereby advised, was the Company in any such fiscal periods likely to have incurred any such breach.

The Company does not believe, nor has the staff advised it in previous filing reviews, that, outside the foregoing circumstances of breach or potential breach, the applicable disclosure requirements provide a basis for mandating disclosure of the status of the Company’s financial covenants as of the balance sheet date. Accordingly, the Company does not propose such disclosure for inclusion in an amendment to the 2006 Form 10-K. However, to address the concern expressed in the staff’s comment, the Company undertakes in its future filings to disclose in MD&A the status of its compliance with financial covenants as of the balance sheet date.

Financial Statements

Note 1: Nature of Business and Basis of Presentation, page F-7

8. Refer to your accounting policy for segments on page F-9 and to your discussion of asset revaluations and reorganization on page 45. We note that you have identified two separate asset groups, a retail group and a wholesale group and that you present revenues from wholesale services separately from communications services on the statements of operations on page F-4. We also note that you believe that you operate in one segment. Please tell us how you determined that you operate in one segment pursuant to the guidance in FAS 131.

The Company determined that it operates in one segment based on management’s approach to managing the business. The Company’s management makes decisions on resource allocation and assesses performance based on consolidated revenue, EBITDA, and capital spending. The Company’s single segment offers voice and data telecommunications services, including local exchange, long distance, broadband data communications, Internet connectivity, and broadband transport capacity to end user customers and selectively to wholesale customers over the same network facilities and fiber optic network. Management monitors its revenue sources between retail customers and wholesale customers primarily to manage the mix of telecommunication products that it is able to provide to effectively utilize its embedded resources. All services are telecommunications services, have similar network and technology requirements, are regulated by the same public utility commission authorities, are sold through similar sales channels, are serviced by the same employee base and are managed directly by the same Company executives regardless of customer type.

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October 15, 2007

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The application of guidance by the Company to evaluate its long-lived asset groups for impairment is related to asset groups associated with identified customer groups. Segment reporting for purposes of SFAS No. 131 is based on the determination of the operating results of the business segment level that are regularly reviewed by the Company’s chief operating decision makers to make decisions about resources to be allocated and to assess performance which is based on the Company’s consolidated results.

Note 2: Summary of Significant Accounting Policies, page F-9

Customer acquisition costs, page F-11

9. We note that customer acquisition costs include internal personnel costs directly associated with new customer orders. Tell us about the nature of the internal personnel costs capitalized.

The Company capitalizes compensation and benefits associated with setup and other direct installation activities that are performed at the inception of a specific contract with a specific customer that enable the Company to provide services to such customer during the course of the contract. These activities begin after the customer contract is entered into and end when the setup activities are substantially complete. The internal personnel costs capitalized are limited to compensation (salary and wages) and benefits paid for the direct employee who is engaged in the provisioning and installation of the customer’s circuit and services and for the employee technician who is dispatched to the customer premises to perform installation activities.

We also note that you amortize customer installation and acquisition costs over the two-year average period of the customer contracts. In this regard please tell us the following:

•	The amounts of the deferred customer installation revenue included in deferred revenue on the consolidated balance sheets as of December 31, 2006 and 2005.

The consolidated balance sheets as of December 31, 2006 and 2005 include no deferred customer installation revenue in deferred revenue because the Company has not heretofore charged installation charges to customers.

•	The amounts of the deferred customer installation costs in excess of the related deferred installation revenue included in other assets as of December 31, 2006 and 2005.

Securities and Exchange Commission

October 15, 2007

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The amounts of deferred customer installation and acquisition costs were $26.6 million at December 31, 2006 and $17.7 million at December 31, 2005.

•	Why it is appropriate to capitalize the customer installation costs in excess of the related installation revenue. Refer to SAB Topic 13(a)(3)(f).

The Company believes the costs are properly capitalizable and realizable based on projected revenue. The capitalized costs are incremental and would not have been incurred in the absence of specific customer contracts.

•

Why it is appropriate to amortize the excess customer installation costs over the average life of the customer contract. It appears to us that these costs should be expensed as incurred unless these costs can be recovered over the initial contract term for each specific customer. If these costs can be recovered over the initial contract term, the amortization period is limited to the initial contract term for each specific customer. Also, if a specific customer terminates its contract during the initial contract term, the related customer installation costs should be written-off.

The Company believes that it is appropriate to amortize the excess customer installation costs over the average life of the customer contract, because these costs can be, and are, recovered over the average initial contract term for specific customers. The Company believes that it is appropriate to utilize the average life of its customer contracts because that average life reflects the Company’s experience of customer attrition. Amortization over the average life of the customers achieves a proper matching of revenue and expense.

Revenue recognition, page F-12

10. Refer to your accounting policy for the sale of telephone systems, other equipment and services. Clarify what you mean by “the company estimates the fair value of the separate elements and recognizes revenues for a delivered element only when the remaining elements in the arrangement are delivered.”

The Company undertakes to comply with this comment in its Annual Report on Form 10-K to be filed for the year ending December 31, 2007 and subsequent filings by expanding the relevant portion of the second paragraph of its Note on Revenue Recognition to read as follows (revised disclosure noted in italics):

Nonrecurring revenues, such as the sale of telephone systems, may be part of multiple element arrangements. For example, the Company may provide for the sale of equipment and installation of that equipment or alternatively, the Company also may sell these products separately without installation. The Company identifies the sale of and installation of equipment as separate elements

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in the earnings process, and if a separate element (installation) is essential to the functionality of another element (equipment sale), the Company recognizes revenue for a delivered element only when the remaining elements in the arrangement are delivered.

The Company notes for the staff’s information that these recurring revenues accounted for only approximately 5% of the Company’s total revenues for 2006.

11. Disclose your accounting policy for the sale of broadband transport capacity.

The Company believes that the first paragraph of Note 2—Summary of Significant Accounting Policies—Revenue Recognition already provides adequate disclosure of the Company’s accounting policy for the sale of broadband transport capacity. The Company is providing an access service for which it is paid monthly, and recognizes the revenue monthly as the services are provided; the Company is not selling a property right. That policy is disclosed in the following italicized language in the Note:

The Company generates recurring revenues from its offering of local exchange services, long distance services, high-speed or broadband data communications services, and Internet services, which include Internet access, and the sale of transmission capacity to other telecommunications carriers. Revenues from these sources, which generally consist of recurring monthly charges for such services, are recognized as services are provided. Advance billings and cash received in advance of services performed are recorded as deferred revenue.

Accordingly, no revised disclosure is proposed in response to the staff’s comment.

Note 7:    Long-Term Debt, page F-20

12. Please expand the disclosure on page F-20 to disclose the status of your compliance with financial covenants as of the balance sheet date.

In accordance with Regulation S-X, Rule 5-02-22, the Company has disclosed for each issue of long-term debt, including capital leases, the nature, interest rate, maturity dates, and priority. Regulation S-X.T.Rule 4-08 (c) provides in relevant part as follows: “The facts and amounts concerning any default in principal, interest, sinking fund, or redemption provisions with respect to any issue of securities or credit agreements, or any breach of covenant of a related indenture or agreement, which default or breach existed at the date of the most recent balance sheet being filed and which has not been subsequently cured, shall be stated in the notes to the financial statements” (emphasis supplied). As discussed above in the Company’s response to staff comment number 7 above, no

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October 15, 2007

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breach of a financial or other covenant existed under the Company’s debt agreements at the most recent balance sheet date, December 31, 2006. As a result, the Company believes that its disclosure in this regard in Note 7 is in accordance with applicable accounting and regulatory requirements and does not propose additional disclosure for inclusion in the 2006 Form 10-K. However, to address the staff’s concern in this comment, the Company undertakes to disclose the status of its compliance with financial covenants as of the balance sheet date in its future filings, beginning with its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

Note 10:    Other Equity Interests, page F-27

13. Refer to your disclosure of warrants on page F-27. We note that you accounted for the Series D warrants issued in 2005 as an equity transaction. Addressing paragraph 7 of FSP 150-5 tell us why you believe that the classification of the Series D warrants as equity is appropriate.

The Company refers the staff to the Company’s letters dated November 23, 2005 and January 31, 2006 submitted in response to the staff’s prior comments on the classification of the Series D warrants as equity. Those letters from the Company, in which it explained why it believed that the classification of the Series D warrants as equity is appropriate, included consideration of FSP 150-5 issued June 29, 2005.

Paragraph 7 of FSP 150-5 provides that warrants for mandatorily redeemable shares are liabilities. The Company determined that the Series C convertible preferred stock issuable upon exercise of the Series D warrants was not mandatorily redeemable, because if issued, such preferred stock would be conditionally redeemable within the meaning of SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” If a company issues preferred shares that are conditionally redeemable at the holder’s option or upon the occurrence of an uncertain event not solely within the company’s control, the shares are not within the scope of Statement 150, because there is no unconditional obligation to redeem the shares by transferring assets at a specified or determinable date or upon an event certain to occur. If the uncertain event occurs, the condition is resolved, or the event becomes certain to occur, then the shares become mandatorily redeemable under Statement 150.

Applying paragraph 7 of FSP 150-5, the Series C preferred stock would be conditionally redeemable because (1) such stock would be convertible at the holder’s option, at any time and from time to time from the issue date through the business day before the stated mandatory redemption date, into a fixed number of shares of common stock and (2) the Company’s exercise of its optional redemption right and its mandatory redemption obligation would be subject to conditions. For so long as the initial holders of the Series C preferred stock and their affiliates remained the owners of at least 50% of the outstanding shares of the Series C preferred stock, the Company’s exercise of optional or mandatory redemption would be conditional upon its receipt of the prior written consent

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to such exercise of those initial holders owning at least 50% of the outstanding shares of the Series C preferred stock, unless the Company were concurrently to redeem a pro rata portion of its Series A and Series B convertible preferred stock, the owners of which did not and would not own any Series C preferred stock.

Note 12:    Commitments and Contingencies, page F-32

14. Please expand the discussion on pages F-32 to F-37 to include disclosure of the amounts of the settlements discussed, either individually or in the aggregate or revise to include a statement that the amounts were not material, if applicable. See paragraphs 9-12 of FAS 5 for guidance. Also, please revise the disclosure in Item 3 Legal Proceedings on pages 29 to 34 accordingly.

The Company believes its disclosures concerning contingencies and settlements thereof on pages F-32 to F-37 and in Item 3 Legal Proceedings on pages 29 to 34, comply with the guidance of SFAS No. 5, “Accounting for Contingencies,” paragraph 9, “Disclosure of the nature of an accrual made pursuant to the provisions of paragraph 8, and in some circumstances the amount accrued, may be necessary for the financial statements not to be misleading,” because the conditions and amounts of the settlements had no material adverse impact upon the operations of the Company or its financial statements. Consequently, the Company believes that its financial statements are not misleading. The Company concluded that the settlements discussed were not material and in the event of material settlements, the Company would provide appropriate disclosures. Accordingly, the Company does not propose such disclosure for inclusion in an amendment to the 2006 Form 10-K.

Form 10-Q – June 30, 2007

Financial Statements

15. Please expand the discussion of the refinancing transactions on page 8 to disclose the amount of the premium to be paid if the borrowings are prepaid prior to July 31, 2009.

In its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, the Company disclosed subsequent events in Note 7 required to keep the June 30, 2007 financial statements from being misleading. The Note 7 disclosures encompassed the refinancing transactions, recapitalization transactions and other transactions that occurred on July 31, 2007. Such disclosures described, among other elements of the affected debt, the nature, interest rate, maturity dates, priority and the requirement for payment of a premium in the event of prepayment in regard to debt issued subsequent to the balance sheet date. The Company believes that these disclosures were sufficient to cause the foregoing financial statements to not be misleading and does not propose additional disclosure for inclusion in an amendment to the reviewed Form 10-Q. However, to address the staff’s concern expressed in this comment, the

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Company undertakes to disclose the amount of the premium, which will be approximately $1.5 million if the borrowings are prepaid prior to July 31, 2008, or approximately $750,000 if the borrowings are prepaid on or after July 31, 2008 and before July 31, 2009, in the section of its amended Form S-1 captioned “Recapitalization Transactions” and in the financial statements to be included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

16. Please expand the disclosure on page 9 to disclose the status of your compliance with financial covenants as of the balance sheet date.

The Company refers the staff to the Company’s response to staff comment number 12 above. The Company does not propose additional disclosure for inclusion in an amendment to the reviewed Form 10-Q, but reiterates its undertaking to disclose in its future filings the status of its compliance with financial covenants as of the balance sheet date.

17. Please expand the discussion of equity grants on page 10 to clarify whether the amendments to the outstanding stock unit awards will be accounted for as a modification or reissuance of the stock incentives.

In the reviewed Form 10-Q, the Company disclosed, as a subsequent event, effective on July 31, 2007, the terms of modification of compensatory equity awards granted in the year ended December 31, 2005 to three of the Company’s senior executives as a result of the recapitalization transactions. In addition, although such disclosure was not required, the Company disclosed that it would apply provisions of SFAS No. 123R regarding exchanges of share instruments in conjunction with equity restructurings in the three months ended September 30, 2007.

The amendments to the outstanding stock unit awards had no effect on compensation cost in the three months ended June 30, 2007. Because the general rule under SFAS No. 123R is that such changes in conjunction with an equity restructuring are to be accounted for as a modification, the Company proposes to comply with this comment in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007. The Company will disclose that it accounted for the amendments to the outstanding stock unit awards as a modification of the stock incentives and determined the incremental compensation cost as the difference in the fair value of the awards immediately after the recapitalization compared to the fair value of the awards immediately before the recapitalization, and recognized $2.4 million of the compensation cost attributable to the portion of the units vested as of the recapitalization in its income statement for the three months ended September 30, 2007.

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October 15, 2007

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18. Please expand the description of the beneficial conversion feature to include how the amount of the beneficial conversion feature was determined.

The Company refers the staff to the Company’s response to staff comment number 3 above, including the Company’s undertaking to amend the Form S-1 to provide the requested disclosure. In addition, the Company undertakes to include the requested disclosure in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, which is the fiscal period in which the recapitalization transactions were completed and for which the Company’s financial statements are required to reflect the effects of such transactions. Accordingly, the Company does not propose additional disclosure for inclusion in an amendment to the reviewed Form 10-Q.

* * * * *

Pursuant to the staff’s request, the Company will furnish a letter containing the requested acknowledgements when the Company requests acceleration of the effective date of the Form S-1, as amended.

If the staff would like additional information, or if the staff has any questions or comments with respect to the foregoing matters, please contact the undersigned at telephone number 256-382-3827.

Very truly yours,

/s/ Richard E. Fish, Jr.

Richard E. Fish, Jr.
Chief Financial Officer

cc:	BDO Seidman, LLP
Hogan & Hartson L.L.P.